7/8/14

14041195

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 45684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CGA Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stout Causey & Horning

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 30 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/1/14

TABLE OF CONTENTS

STOUT,
CAUSEY &
HORNING
CERTIFIED PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of CGA Securities LLC:

We have audited the accompanying financial statements of CGA Securities LLC, a Maryland limited liability company (the Company), which comprise the balance sheet as of December 31, 2013, and the related statements of income, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CGA Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Stout, Causey & Horning, P.A.

February 25, 2014

CGA SECURITIES LLC

Balance Sheet
As of December 31, 2013

Assets		
Current Assets		
Cash	$	621,257
Total Assets	$	621,257
Liabilities and Member's Capital		
Member's Capital	$	621,257
Total Liabilities and Member's Capital	$	621,257

The accompanying notes are an integral part of this financial statement.

CGA SECURITIES LLC

Statement of Income
For the Year Ended December 31, 2013

Revenue	$	1,010,069
Expenses		
Payroll and other compensation		717,409
Professional fees		48,368
Rent		26,400
Other operating		25,553
Insurance		2,186
Total Expenses		819,916
Net Income	$	190,153

The accompanying notes are an integral part of this financial statement.

CGA SECURITIES LLC

Statement of Changes in Member's Capital
For the Year Ended December 31, 2013

Member's Capital, January 1, 2013	$	431,104
Net Income		190,153
Member's Capital, December 31, 2013	$	621,257

The accompanying notes are an integral part of this financial statement.

CGA SECURITIES LLC

Statement of Cash Flows
For the Year Ended December 31, 2013

Cash Flows from Operating Activities		
Net Income	$	190,153
Cash, Beginning of Year		431,104
Cash, End of Year	$	621,257

The accompanying notes are an integral part of this financial statement.

1. DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

CGA Securities, LLC (CGA Securities or the Company), a Maryland limited liability company, is a broker-dealer registered with the United States Securities and Exchange Commission (SEC). CGA Securities (through predecessor entities) became an approved broker-dealer in 1993. The immediate predecessor to CGA Securities was acquired in October, 2012 by CGA Capital Holdings, LLC, the sole member of the Company. The Company's operations consist primarily of providing private placement services on behalf of affiliates, as described below, and executing secondary market private placements on behalf of institutional clients of CGA Securities.

The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), which came into existence as the result of the 2007 merger between the member regulatory operations of National Association of Securities Dealers, Inc. (NASD) and NYSE Group, Inc., and is registered to do business in the United States of America. The Company executes taxable private placements of debt financings secured by real property and other assets leased, generally, to investment-grade corporate users, the United States of America, state and local governments, municipalities, and not-for-profit organizations. Additionally, the Company may provide investment banking advice to owners and acquirers of net leased assets with regard to acquisitions, dispositions and recapitalizations. The Company is also approved to offer tax sheltered investments but currently does not do so.

Revenue Recognition

The Company recognizes revenues for placements when a placement is successfully completed based on the terms of the contract with a related counterparty. During 2013, such placements were executed on behalf of an affiliated entity. Investment banking revenue is recognized when earned.

Concentration of Credit Risk

The Company maintains all of its cash with one commercial bank. Effective January 1, 2013, non-interest bearing accounts are no longer insured separately, but are combined with interest bearing accounts. Accounts are guaranteed by the FDIC up to $250,000 per depositor. The Company periodically maintains cash balances in excess of FDIC coverage. Management considers this to be a normal business risk.

Income Taxes

No provision for income taxes is recorded since the Company is recognized as a limited liability company for Federal and state income tax purposes. The sole Member of the Company, CGA Capital Holdings, LLC, reports the Company's taxable income or loss on its income tax return or the Members of CGA Capital Holdings, LLC report taxable income or loss on their respective income tax returns.

1. DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.

Income Taxes – cont'd.

Accounting Standards Codification (ASC) 740, *Income Taxes,* prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures.

For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. ASC 740 does not have an impact on the financial statements of the Company. The Company recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Company does not have any amounts accrued relating to interest and penalties as of December 31, 2013.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress. The Company remains subject to examination by U.S. Federal and state taxing authorities for the years ended December 31, 2012 through 2013, and for the years ended December 31, 2010 through 2011 of the predecessor company.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Subsequent Events

The Company evaluated for disclosure any subsequent events through February 25, 2014, the date the financial statements were available to be issued, and determined there were no material events that warrant disclosure.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital of $5,000 and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day, but as of December 31, 2013, the Company's net capital totaled $621,257 and its ratio of indebtedness to net capital was 0.00 to 1.

2. NET CAPITAL REQUIREMENTS – cont'd.

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3. By operating under this exemption, the Company is prohibited from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. Therefore, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

3. RELATED PARTIES

The Company recognizes revenues for placements when a placement is successfully completed based on the terms of their contract. The Company has an ongoing contract with CGA Mortgage Capital, LLC (CGAMC), a related party sharing common ownership. This contract runs through December 31, 2015, whereby the Company is the exclusive placement agent for CGAMC. The Company's compensation is determined based on a Form of Compensation and Understanding agreement signed by the Company and CGAMC.

Certain members of management of the Company are also owners of related party companies including the sole member of the Company. These parties are related to the Company by common ownership. Certain sales personnel are employees of a related party company and their services are leased to the company. Salaries, related taxes, and fringes were paid by related parties and reimbursed by the Company and totaled $717,409 during the year ended December 31, 2013. Revenues for work performed for these related parties totaled 88.39% of total revenues for the year ended December 31, 2013.

The Company leases office space on a month-to-month basis from CGA Capital, LLC (CGA Capital). Rent expense is covered under the Office Sharing agreement, which includes an allocation of rent, communications, information technology, etc., and totaled $26,400 during the year ended December 31, 2013.

CGA Capital will periodically pay expenses for the Company and will be reimbursed by the Company.

STOUT,
CAUSEY &
HORNING
CERTIFIED PUBLIC
ACCOUNTANTS

**INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934**

To the Member of CGA Securities LLC:

We have audited the financial statements of CGA Securities LLC (the Company) as of and for the year ended December 31, 2013, and our report thereon dated February 25, 2014, which expressed an unmodified opinion on those financial statements, appears on pages 1 and 2. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III, by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Stout, Causey & Horning, P.A.
February 25, 2014

Visit | www.scandh.com Main | 410-403-1500 Toll Free | 800-832-3008 Fax | 410-403-1570
Address | 910 Ridgebrook Road, Sparks, MD 21152

CGA SECURITIES LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

Net Capital:		
Members' Capital	$	621,257
Deductions and/or Charges:		
a. Non-allowable assets:		-
Net Capital	$	621,257
Computation of Aggregate Indebtedness:		
Items included in the balance sheet:	$	-
Total Aggregate Indebtedness	$	-
Computation of Basic Net Capital Requirement:		
Minimum net capital required (Under SEC Rule 15c3-1)	$	5,000
Surplus of net capital		616,257
Ratio: Aggregate Indebtedness to Net Capital		0.00
Reconciliation with Company's Computation:		
(Included in Focus Report - Part II as of December 31, 2013)		
Net Capital, as reported in Company's Part II (unaudited) Focus Report	$	619,757
Other adjustments		1,500
Net Capital Per Above	$	621,257

See Independent Auditors' Report

CGA SECURITIES LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2013

SCHEDULE II

As of December 31, 2013, CGA Securities, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2013, CGA Securities, LLC, has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

CGA SECURITIES LLC
INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2013

SCHEDULE III

As of December 31, 2013, CGA Securities, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2013, CGA Securities, LLC, has adhered to the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

STOUT,
CAUSEY &
HORNING
CERTIFIED PUBLIC
ACCOUNTANTS

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)
FOR THE YEAR ENDED DECEMBER 31, 2013**

To the Member of CGA Securities, LLC:

In planning and performing our audit of the financial statements of CGA Securities, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ste·vt. Cawsey· Henning, P.A.

February 25, 2014